Exhibit 99.1

Ready Capital and United Development Funding IV Announce Definitive Agreement for Ready Capital to Acquire United Development Funding IV

Adds scale and extends Ready Capital’s core platform with UDF IV’s proven land development lending platform

Diversifies Ready Capital’s portfolio and offers land development solution to borrowers and investors

Expected to be accretive to Ready Capital’s earnings and book value in 2025

UDF IV shareholders may receive up to $5.89 per UDF share through a combination of: (i) pre-closing distributions of UDF IV’s own cash from its balance sheet valued at up to $75 million, or $2.44 per share, (ii) shares issued at closing by Ready Capital for UDF IV shares valued at $94 million, or $3.07 per share, and (iii) contingent value rights with estimated future value of up to $12 million, or $0.38 per share

NEW YORK and IRVING – December 2, 2024 – Ready Capital Corporation (NYSE:RC) ("Ready Capital"), a multi-strategy real estate finance company that originates, acquires, finances and services lower-to-middle-market investor and owner-occupied commercial real estate loans, and United Development Funding IV (“UDF IV” or the “Trust”), a real estate investment trust providing capital solutions to residential real estate developers and regional homebuilders, announced today that they have entered into a definitive merger agreement pursuant to which Ready Capital will acquire UDF IV. Upon completion of the transaction, Ready Capital is anticipated to have a pro forma equity capital base in excess of $2.2 billion.

Under the terms of the merger agreement, UDF IV will be permitted to distribute up to $75 million of cash on its pre-closing balance sheet to its shareholders prior to the transaction closing (the “Pre-Closing Distribution”), representing value distributed by UDF IV to its shareholders of up to $2.44 per share.

Following such distribution, as part of the merger consideration, each share of UDF IV common stock will then be converted into 0.416 shares (the “Exchange Ratio”) of Ready Capital common stock, with UDF IV shareholders receiving a total of approximately 12.8 million shares of Ready Capital common stock. The Exchange Ratio was negotiated to reflect an adjustment for the expected Pre-Closing Distribution, as well as other valuation adjustments. Based on Ready Capital’s closing share price on November 29, 2024, the implied value of the Ready Capital shares expected to be issued in connection with this closing is approximately $94 million or $3.07 per UDF IV share. At closing, UDF IV shareholders are expected to own approximately 7% of Ready Capital’s outstanding shares.

In addition, as part of the merger consideration, UDF IV shareholders will be entitled to receive additional stock consideration after closing under contingent value rights (“CVRs”) to be issued by Ready Capital, which UDF IV management estimates will generate payments of up to $0.38 per UDF IV share over time before any accrued dividends related to such Ready Capital shares are paid.

“The UDF IV transaction will allow us to scale our portfolio and expand our core business, unlocking exciting growth and value creation opportunities,” said Thomas Capasse, Chairman and Chief Executive Officer of Ready Capital. “The acquisition of UDF IV will further differentiate our ability to provide investors and borrowers with a range of financing solutions, and we expect to leverage our resources to drive growth in the land development vertical.”

“This transaction marks an exciting milestone for UDF IV that will provide significant value and liquidity to our shareholders” said James Kenney, Managing Trustee and Chief Executive Officer of UDF IV. “The transaction enables us to make a meaningful cash distribution to our shareholders, who will also benefit from ownership in a scaled, diversified and publicly traded industry leader.”

The combined company will continue to operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing ticker symbol "RC" and Waterfall Asset Management, LLC will continue to manage the combined company.

Anticipated Benefits to Ready Capital Stockholders from the Merger

●	Financially Compelling. Transaction is expected to generate meaningful distributable earnings accretion in 2025 and 2026, minimal book value dilution at closing with an earnback period of only one quarter, and projected returns well in excess of Ready Capital’s cost of equity capital

●	Attractive Portfolio Attributes. Ready Capital is acquiring a portfolio of pure-play residential land loans concentrated in Dallas-Fort Worth, a top performing U.S. residential market, which is well positioned to benefit from significant unmet housing supply

●	Catalyst for Ready Capital Residential Platform. Addition of UDF IV grows Ready Capital’s existing residential construction / single family residential lending platform, gives access to a robust pipeline of forward flow and gives Ready Capital the ability to expand into new markets with strong fundamentals

●	Established Relationship. Ready Capital and Waterfall have a lengthy history with UDF IV and its affiliates, having funded more than $110 million of loans over the last 10 years with all loans to date having paid off

Anticipated Benefits to UDF IV Shareholders from the Merger

●	Meaningful Upfront Cash Distribution. The transaction facilitates significant cash distributions to UDF IV shareholders, estimated to be up to $2.44 per share between now and closing of the transaction

●	Provides Liquid Stock Consideration and Upside Potential. As owners of Ready Capital shares, UDF IV shareholders would own a NYSE-listed stock with a 10-day average daily volume of 1.41 million shares and a current dividend yield of 13.6%

●	Future CVR Potential. Provides opportunity for UDF IV shareholders to receive contingent consideration and aligns incentives to generate further value from selected assets in the UDF IV portfolio

●	Enhanced Platform; Diversification; Expertise. Enables UDF IV investors to benefit from an efficient, scalable operating platform, a diversified business model, exposure to an existing broad pool of real estate debt investments, and access to the extensive expertise and resources of Ready Capital’s external manager, Waterfall

Additional information about the transaction and its anticipated benefits can be found in the investor presentation relating to the merger on Ready Capital's website. The investor presentation has also been furnished by Ready Capital in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on the date hereof.

Management, Governance and Corporate Headquarters

Upon completion of the merger, Ready Capital’s Chairman, Chief Executive Officer and Chief Investment Officer, Thomas Capasse, will continue to lead the company and Ready Capital executives Jack Ross, Andrew Ahlborn, Gary Taylor and Adam Zausmer will remain in their current roles. The combined company will remain headquartered in New York, New York.

CVR Details

Under the terms of the CVR, UDF IV shareholders will have the right to receive additional shares of Ready Capital common stock with a value equal to 60% of any cash received from certain UDF IV loans in excess of the outstanding principal of such loans and net of certain costs. CVR holders will also receive consideration, payable at Ready Capital’s option, in cash or additional Ready Capital shares, equal to the dividends paid on the Ready Capital shares issued under the CVRs during the period between the closing date and the share issuance date. The Trust estimates that UDF shareholders will receive approximately $0.38 in value per share from the CVR over time before accounting for any accrued dividends related to the Ready Capital shares issued.

Other Transaction Information

The transaction has been unanimously approved by the Board of Directors of Ready Capital and the Board of Trustees of UDF IV, acting upon the unanimous recommendation of a special committee of UDF IV’s independent trustees. The transaction is expected to close in the first half of 2025, subject to the approval of UDF IV shareholders and other customary closing conditions.

Advisors

Piper Sandler & Co. is serving as exclusive financial advisor to Ready Capital and Alston & Bird LLP is serving as its legal advisor. Moelis & Company LLC is serving as exclusive financial advisor to UDF IV, Gibson, Dunn & Crutcher LLP is serving as legal advisor to UDF IV and Holland & Knight LLP is serving as legal advisor to the special committee of the UDF IV Board of Trustees.

Additional Information about the Merger

In connection with the proposed merger, UDF IV expects to call a special meeting of its shareholders to approve the merger and to distribute a proxy statement and other documents to its shareholders in connection with the special meeting and Ready Capital expects to file with the SEC a registration statement on Form S-4, containing a prospectus and the UDF IV proxy statement, and other documents with respect to the proposed merger. The Ready Capital prospectus and the UDF IV proxy statement will contain important information about the proposed transaction and related matters. SHAREHOLDERS OF UDF IV ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND THE UDF IV PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO EACH OF THEM) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER.

UDF IV shareholders may obtain free copies of the registration statement, the prospectus and other relevant documents filed by Ready Capital with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital's website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement and other relevant documents made available by UDF IV free of charge on UDF IV’s website at www.udfonline.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements relate to, among other things, the timing of the closing of the merger, the benefits of the proposed merger, the estimated amount of the special dividend to be paid to UDF IV’s shareholders, and the estimated consideration expected to be paid under the CVRs. Such forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words, are based on current expectations and beliefs of Ready Capital and UDF IV and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Neither Ready Capital nor UDF IV can provide any assurance that their expectations will be attained.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain UDF IV shareholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks that will affect the amount of the special dividend to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of payments under the CVRs, if any, including, among others, the performance of the specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; risks related to integrating an existing lending platform into Ready Capital’s operations; and other factors, including those set forth in the Risk Factors section of Ready Capital’s most recent Annual Report on Form 10- K and other reports filed by Ready Capital with the SEC, copies of which are available on the SEC's website, www.sec.gov. Neither Ready Capital nor UDF IV undertakes any obligation to update these statements for revisions or changes after the date of this press release, except as required by law.

About Ready Capital Corporation

Ready Capital Corporation (NYSE: RC) is a multi-strategy real estate finance company that originates, acquires, finances and services lower-to-middle-market investor and owner occupied commercial real estate loans. The Company specializes in loans backed by commercial real estate, including agency multifamily, investor, construction, and bridge as well as U.S. Small Business Administration loans under its Section 7(a) program. Headquartered in New York, New York, the Company employs approximately 350 professionals nationwide.

About United Development Funding IV

United Development Funding IV is a Maryland real estate investment trust. UDF IV was formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. Additional information about UDF IV can be found on its website at www.udfiv.com. UDF IV may disseminate important information regarding its operations, including financial information, through social media platforms such as X, Facebook and LinkedIn.

Contacts:

Ready Capital

Investor Relations

Ready Capital Corporation

212-257-4666

InvestorRelations@readycapital.com

Ready Capital Media Relations

PR@readycapital.com

UDF IV

Investor Contact:

Investor Relations

1-800-859-9338

investorrelations@umth.com

Media Contact:

Mahmoud Siddig / Lucas Pers / Dylan O’Keefe

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8668